UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robinson

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Tufco Technologies, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 3161 South Ridge Road, Green Bay, WI 54304. The Company’s telephone number at such address is (920) 336-0054.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of the close of business on January 8, 2014, there were 4,308,947 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $6.07 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013 (as amended or modified from to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer (the “Offer Closing”) and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a successful tender offer for shares of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation (in this case, a majority of the outstanding Shares), and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Parent or Purchaser, held by the Company in treasury or held by holders who properly demand appraisal rights pursuant to Section 262 of the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to applicable withholding taxes (the “Merger Consideration”).

The treatment of awards under the Company’s benefit plans, including options, is discussed below under “Item 3 — Past Contacts, Transactions, Negotiations and Agreements”.

The Offer is initially scheduled to expire at midnight, New York City time, on February 6, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is c/o Griffin Holdings, LLC, 2121 Avenue of the Stars, Suite 2575, Los Angeles, CA 90067, and the telephone number at such principal offices is (424) 245-4423.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) the Company or any of the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Purchaser and Certain of Their Affiliates.

Merger Agreement.

On December 20, 2013, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made for the purposes of such agreement, were made as of specific dates, were made, subject to certain exceptions, for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares. No holder of Shares, nor any other third party should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the

Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. The terms and information in the Merger Agreement should not be relied on as disclosures about the Company or Parent without consideration to the entirety of public disclosure by the Company and Parent as set forth in all of their respective public reports with the SEC.

Financing

Parent has received an equity commitment letter dated as of December 20, 2014 (the “Equity Commitment Letter”) from Griffin Holdings, LLC (“Griffin Holdings”), pursuant to which Griffin Holdings has committed to contribute to Parent an amount equal to $11 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, including related fees and transaction expenses to be paid pursuant to the Merger Agreement. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction or waiver (to the extent permissible by applicable law) of all conditions precedent to the Merger set forth in the Merger Agreement, other than those conditions that, by their nature, are to be satisfied at the Effective Time, but subject to their satisfaction at the Effective Time, and (ii) the funding (or contemporaneous funding) of the debt financing, as more fully described in the Offer to Purchase and filed as Exhibit (b) to the Schedule TO. The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek and obtain specific performance to cause Parent and Purchaser to cause, or to directly cause, Griffin Holdings to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, Griffin Holdings executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will Griffin Holdings incur obligations under the Limited Guarantee of more than $1.5 million plus the amount of any expense reimbursement or indemnification obligations or termination fees payable pursuant to the Merger Agreement.

Griffin Holdings’ obligation to fund its equity commitment will expire upon the earliest to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

Confidentiality Agreement

On May 9, 2012, Griffin Holdings, which holds all the outstanding equity interests of Parent, and Mesirow Financial, on behalf of the Company, entered into a Confidentiality Agreement (as amended, the “Confidentiality Agreement”), pursuant to which Griffin Holdings agreed that, subject to certain limitations, any non-public information concerning the Company and its subsidiaries furnished to it or its advisors by or on behalf of the Company shall, for a period of eighteen months from the date of the Confidentiality Agreement (which has subsequently been extended by the Company and Griffin Holdings to May 9, 2014), be held confidential and used by Griffin Holdings and its representatives solely for the purpose of considering, evaluating and negotiating a possible negotiated business transaction between Griffin Holdings and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Arrangements with Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

The Merger Agreement provides that, immediately prior to the Effective Time, each unexercised outstanding option to purchase Shares (a “Company Stock Option”), whether or not vested, will automatically (and without any action on the part of any party to the Merger Agreement or the holder of such Company Stock Option) be cancelled and exchanged for the right to receive, if any, the following consideration payable by the Surviving Corporation:

(i) if the exercise price per share of such Company Stock Option is less than the per share Merger Consideration, then an amount in cash equal to the product of (A) the number of Shares then subject to such Company Stock Option, multiplied by (B) the amount by which (x) the per share Merger Consideration exceeds (y) the exercise price per share of the Shares subject to such Company Stock Option; and

(ii) if the exercise price per share of such Company Stock Option is equal to or greater than the per share Merger Consideration, then no cash (or any other consideration therefore) shall be paid for such cancelled Company Stock Option.

Pursuant to the terms of the stock option plans governing each executive officer’s and director’s outstanding stock options, all unvested stock options held by such individuals will vest in full immediately prior to the Effective Time.

Based upon the holdings of Company Stock Options as of January 8, 2014 and the per share Merger Consideration of $6.07, the consideration that each of the Company’s executive officers and the non-employee directors would receive with respect to their Company Stock Options in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Vested Company Stock Options	Payments in Respect of Vested Company Stock Options ($)	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)	Total Company Stock Option Payments ($)
James F. Robinson	17,000	44,473	16,000	43,387	87,860
Michael B. Wheeler	36,167	43,872	8,333	22,418	66,290
Robert J. Simon	30,000	29,220	0	0	29,220
Samel J. Bero	30,000	29,220	0	0	29,220
C. Hamilton Davison	30,000	29,220	0	0	29,220
Brian Kelly	23,000	29,220	0	0	29,220
William R. Ziemendorf	18,000	29,220	0	0	29,220

Pursuant to the terms of the applicable stock option plans, all unvested Company Stock Options held by the executive officers and non-employee directors will vest in full immediately prior to the Effective Time.

Employment Agreements

The Company has entered into employment agreements with each of its executive officers, which address its executive officers’ duties and responsibilities and specify the amounts payable to such executive officers in connection with certain termination events. The base salaries of the executive officers in effect at the time their employment agreements were signed are set forth in the agreements. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for the possibility of upward adjustments to the salary on an annual basis as the Company’s Board may determine. The employment agreements also provide for (i) bonuses upon the achievement of certain targets set forth in the employment agreements and (ii) periodic granting of stock options for superior performance at the sole discretion of the Board, subject to options availability determined by and at the sole discretion of the Compensation Committee of the Company’s Board, other than the Employment Agreement of Michael B. Wheeler, which provided for an initial grant of 15,000 stock options to Mr. Wheeler on March 27, 2002 and periodic granting of additional options at the sole discretion of the chairman of the Board.

James F. Robinson

Mr. Robinson entered into an employment agreement with the Company to serve as the Company’s President and Chief Executive Officer, effective September 19, 2011, for an initial term of one year, with successive one-year renewal terms. The employment agreement provides that in the event Mr. Robinson’s employment is terminated by the Company without cause or his employment agreement is not renewed by the Company at the end of the initial term or any renewal term then in effect, he will receive payment of his salary for a period of one year, payable in accordance with the normal payroll policy of the Company, subject to his execution of a release in favor of the Company.

Tim Splittgerber

Mr. Splittgerber entered into an employment agreement with the Company to serve as the Company’s Chief Financial Officer, effective October 1, 2013, for an initial term of one year, with successive one-year renewal terms. The employment agreement provides that in the event Mr. Splittgerber’s employment is terminated by the Company without cause or his employment agreement is not renewed by the Company at the end of the initial term or any renewal term then in effect, he will receive payment of his salary for a period of six months, payable in accordance with the normal payroll policy of the Company, subject to his execution of a release in favor of the Company.

Michael B. Wheeler

Mr. Wheeler entered into an employment agreement with the Company to serve as the Company’s Chief Financial Officer, effective March 27, 2002, for an initial term of one year, with successive one-year renewal terms. The employment agreement provided that in the event Mr. Wheeler’s employment was terminated by the Company without cause or his employment agreement was not renewed by the Company at the end of the initial term or any renewal term then in effect, he would receive (1) payment of his salary for a period of one year and (2) if such termination occurred in the fourth quarter of any fiscal year, a pro-rated portion of his bonus based on the Company’s pro-rated annual budget and a pro-rated portion of his base salary for that portion of the fiscal year during which he was employed, subject to his execution of a release in favor of the Company. On July 24, 2013, the Company and Mr. Wheeler entered into an addendum to his employment agreement, under which Mr. Wheeler would relinquish his positions as the Company’s Executive Vice President, Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer effective on September 30, 2013, and the Company would continue to pay Mr. Wheeler his base salary, bonus entitlement, if any, his life insurance coverage, car allowance and health insurance stipend for the five-month period ending February 28, 2014.

For purposes of the employment agreements, “cause” generally means (1) the executive’s failure to observe or perform (other than for reason of illness, injury or incapacity) any of the material terms or provisions of the employment agreement, (2) the executive’s dishonesty, willful misconduct or material neglect of Company’s business in the performance of his duties, or (3) the conviction of the executive in respect of a crime or offense involving circumstances substantially related to the circumstances of the executive’s employment.

See “Item 8. Additional Information — Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the named executive officers in connection with the Offer and completion of the Merger.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its directors and executive officers. During this interim period, the Company may pay any bonus to any executive officer or employee of the Company as required under the terms of a benefit plan as in effect on the date of the Merger Agreement.

The Company intends to pay bonuses aggregating $150,000 to certain current members of senior management in amounts to be allocated by the Compensation Committee prior to the Effective Time.

Employee Matters Following Closing.

The Merger Agreement provides that Parent will give the employees of the Company and its subsidiaries who are employed as of the Effective Time (“Continuing Employees”) full credit for purposes of eligibility to participate and vesting (but excluding benefit accruals other than benefit accruals for purposes of severance pay and vacation pay) under any employee benefit plans and arrangements provided, maintain and contributed to by Parent or any of its subsidiaries (any such plans, “Parent Plans”) for the benefit of all Continuing Employees, for such Continuing Employee’s service with the Company of any of its subsidiaries, to the same extent recognized by the Company or any of its subsidiaries immediately prior to the Effective Time under a comparable employee benefit plan, except to the extent such credit would result in duplication of benefits. With respect to any Parent Plan that is an employee welfare benefit plan in which Continuing Employees are eligible to participate after the Effective Time, Parent will, or will cause its subsidiaries to, (i) waive or cause its insurance carriers to waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such Parent Plan to the extent waived or satisfied under the applicable corresponding Company employee benefit plan and (ii) to the extent any Continuing Employees participate in any Parent Plan that is a health, medical or dental plan, provide such Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any deductibles and out-of-pocket expenses paid under corresponding Company employee benefit plans for the calendar year in which the Effective Date falls, towards applicable deductibles and annual out-of-pocket limits for expense incurred for the calendar year in which the Effective Date falls under such Parent Plan. Nothing contained in the Merger Agreement shall be deemed to limit the right of Parent or the Surviving Corporation following the Effective Time to terminate the employment of any Continuing Employee in accordance with applicable law and in accordance with the terms of such Continuing Employee’s employment and/or severance agreement, if any.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their respective affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of Parent, Purchaser, the Surviving Corporation or any of its subsidiaries. At a July 15, 2013 meeting, representatives of Griffin Holdings advised James F. Robinson, the Company’s President and Chief Executive Officer of their intent to continue to employ the Company’s senior management after the Effective Date. No compensation arrangements have been discussed.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as restated (the “Charter”), and its bylaws (the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, subject to specified limitations. Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether brought by a third-party or on behalf of the Company, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such expenses may be advanced prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

As permitted under Section 145 of the DGCL, the Company has included in its Charter, a provision that the Company will, to the fullest extent permitted by the DGCL, indemnify any director whom the Company has the power to indemnify under said section from and against any and all of the expenses, liabilities or losses. The Bylaws further provide that the indemnification provided in the Bylaws will not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, agreement, vote of stockholders, or disinterested directors or otherwise, and will continue as to a person who has ceased to be a director, officer or employee and will inure to the benefit of the heirs, executors and administrators of such a person.

The Company has also entered into indemnity agreements with each of its directors and executive officers (the “Indemnity Agreements”). The Indemnity Agreements provide rights that supplement those provided under the DGCL and in the Charter and Bylaws. These indemnity agreements provide that the Company will indemnify its directors or executive officers (referred to as the “indemnitees”), against any amounts that such indemnitee becomes legally obligated to pay in connection with any claim against him or her based upon any act, omission, error, misstatement, misleading statement, neglect or breach of duty done or wrongfully attempted by the indemnitee while acting in his or her capacity as a director, officer, employee and/or agent of the Company; provided that such claim: (i) is not solely based upon the indemnitee gaining any personal profit or advantage to which he is not entitled, but only to the extent that a final judgment or other final adjudication adverse to the indemnitee establishes that the indemnitee in fact gained such personal profit or other advantage to which the indemnitee was not entitled; (ii) is not for an accounting of profits made from the purchase or sale by the indemnitee of the Company’s securities within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law; (iii) is not brought about or contributed to by the dishonest acts of the indemnitee but only to the extent that a final judgment or other final adjudication adverse to the indemnitee establishes that acts of active and deliberate dishonesty were committed or attempted by the indemnitee with actual dishonest purpose and intent and were material to the adjudication; (iv) is not in respect to remuneration paid to the indemnitee but only to the extent that it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law; and (v) is not in respect of a claim in which any final decision by a court having jurisdiction over the matter shall have determined that indemnification is not lawful. The indemnity agreements also provide that all expenses (including reasonable attorney’s fees) incurred by the indemnitee in defending any such claim will be paid by the Company as such expenses are incurred and in advance of the final disposition of such claim provided that the indemnitee provides the Company with an undertaking to repay the Company for any expenses so advanced if it is ultimately determined that he is not entitled to indemnification under the Indemnity Agreements.

The foregoing summary is qualified in its entirety by the Form of Indemnity Agreement, which is included as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnity Agreements is substantially the same as the Form of Indemnity Agreement.

In addition, the Company maintains directors’ and officers’ liability insurance. Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent has agreed to cause the Surviving Company to maintain in effect any rights with respect to matters occurring at or prior to the Effective Time to indemnification, exculpation or advancement of expenses existing in favor of the Company’s directors or officers in the Charter, Bylaws and the Indemnity Agreements as in effect immediately prior to the execution and delivery of the Merger Agreement. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, the provisions in the Charter and Bylaws with respect to indemnification, advancement of expenses and exculpation will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Time were directors or officers of the Company. The Merger Agreement also provides that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims.

The Merger Agreement further provides that Parent will cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who at any time prior to or at the Effective Time is or was a director or officer of the Company (each, an “Indemnified Party”) against all costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action (as defined below) to each Indemnified Party to the fullest extent permitted by applicable legal requirements), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) arising out of, relating to or in connection with any action or omission by such Indemnified Party occurring or alleged to have occurred at or before the Effective Time (whether such Action is asserted or claimed prior to, at or after the Effective Time) in connection with such Indemnified Party serving as an officer or director of the Company or at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action. The Merger Agreement provides that the obligations described in this paragraph will continue in full force and effect for a period of six (6) years from the Effective Time.

The Merger Agreement also provides that, prior to the Effective Time, the Company will purchase and prepay for “tail” insurance policies with a claims period of six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage substantially equal to the Company’s policies that exist at or prior to the Effective Time; provided, however, that such “tail” insurance policies will not require the payment of an aggregate premium in excess of two hundred percent (200%) of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement to maintain such insurance (“Maximum Premium Amount”). If the cost of such “tail” insurance policies exceeds the Maximum Premium Amount, then the Company will purchase the best coverage as is reasonably available for such amount. Parent will continue to maintain in effect for a period of six (6) years from and after the Effective Time such “tail” insurance policies and cause all obligations thereunder to be honored by the Surviving Corporation.

In the event that any of the carriers issuing or reinsuring the “tail” insurance policies become insolvent or otherwise financially distressed such that any of them is unable to satisfy its financial obligations under the “tail” insurance policies at any time during the aforementioned six-year period, Parent agrees that it shall, from time to time, cause the “tail” insurance policies to be replaced with another prepaid “tail” insurance policy on terms and conditions providing substantially equivalent benefits and coverage levels as the previous “tail” insurance policies, with a term extending for the remainder of such six-year period (the “New Tail Policy”); provided, however, that in no event is the maximum amount that Parent is required to expend to obtain any New Tail Policy under the Merger Agreement exceed the amount by which the Maximum Premium Amount exceeds the sum of (i) the premium paid by the Company for the “tail” insurance policies plus (ii) the aggregate premium(s) paid by Parent and the Surviving Corporation to obtain any other New Tail Policy.

Tender and Voting Agreement

Concurrently with the execution of the Merger Agreement, Bradford Venture Partners, L.P. (“Bradford”) entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with the Company, Parent and Purchaser. Pursuant to the Tender and Voting Agreement, Bradford has agreed, among other things, subject to the termination of the Tender and Voting Agreement (i) to tender pursuant to the Offer 642,033 Shares owned by Bradford as of the date of the Tender and Voting Agreement representing 14.9% of the aggregate Shares outstanding as of December 20, 2013 (the “Subject Shares”), (ii) if necessary, to vote the Subject Shares in favor of the Merger and the adoption of the Merger Agreement and (iii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. The Tender and Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time. In addition, Bradford may terminate the Tender and Voting Agreement upon (i) any decrease in the per share consideration (other than any adjustment related to stock splits, divisions of Shares, reverse stock splits, reclassifications and similar transactions as contemplated in Section 1.1(f) of the Merger Agreement); (ii) any change in the form of consideration payable in the Offer or the Merger; (iii) the imposition of any condition to the Offer or the Merger not set forth in the Merger Agreement; (iv) any reduction in the number of Shares subject to the Offer or (v) a recommendation change having been made by the Company’s board of directors. Bradford has beneficial ownership of 2,619,740 Shares, or approximately 60.8% of the outstanding Shares. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which is attached as Exhibit (e)(2) hereto and incorporated herein by reference.

Termination of Consulting Agreement

Concurrently with the execution of the Merger Agreement, the Company, Bradford Investment Partners, L.P. and Bradford Ventures Ltd. entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the Amended and Restated Consulting Agreement, dated as of January 28, 1994 (the “Consulting Agreement”), by and among the Company, Tufco Industries, Inc., Executive Converting Corporation, Bradford Investment Partners, L.P. and Bradford Ventures Ltd. will be terminated. Pursuant to the Termination Agreement, effective upon the occurrence of the Effective Time, the Consulting Agreement will be terminated in consideration of the payment by the Company or Parent to Bradford Ventures Ltd. of the contractual amount due under the Consulting Agreement (i.e. to February 1, 2015) in cash as a lump sum, which payment is estimated to be $530,664.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on December 18, 2013, the members of the Board present at the meeting unanimously:

(i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s stockholders;

(ii) determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL;

(iii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time that Purchaser accepts for payment of Shares tendered in the Offer (the “Acceptance Time”);

(iv) declared advisable the Merger Agreement; and

(v) recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and (to the extent necessary) adopt the Merger Agreement.

Background and Reasons for the Recommendation.

Background of the Offer.

With the assistance of the Company’s senior management, the Board has regularly explored and assessed potential strategic alternatives available to the Company. These alternatives included the continued execution of the Company’s business strategy of the development of its programs independently or sale of assets to, or a business combination with, a third party.

On February 13, 2012, the Board met to discuss potential strategic alternatives available to the Company. At this meeting, it was decided that the Company should engage Mesirow Financial Inc. (“Mesirow Financial”) to act as the Company’s financial advisor.

On February 16, 2012, the Company engaged Mesirow Financial to act as its financial advisor to assist the Board with its consideration of potential strategic alternatives available to the Company. Mesirow Financial was instructed to contact a broad universe of both potential strategic and private equity acquirers in order to seek the highest possible price in a potential sale.

As a result of this engagement, Mesirow Financial performed a multi-track marketing process, through which it contacted 227 parties comprised of potential strategic and private equity firms interested in acquiring either the entire Company, its Contract Manufacturing Division on a standalone basis, or its Business Imaging Division on a standalone basis.

Griffin Holdings and one potential strategic acquirer were first contacted by Mesirow Financial in May 2012 in order to gauge their interest in an acquisition of the Company. Griffin Holdings entered into the Confidentiality Agreement with Mesirow Financial, on behalf of the Company, on May 9, 2012.

The initial phase of the marketing process commenced on July 8, 2012 and consisted of 162 parties being contacted by Mesirow Financial. Among these parties, 93 were private equity firms (each a “Potential PE Acquirer”), 42 were strategic acquirers who were potentially interested in acquiring the Contract Manufacturing Division (each a “Contract Manufacturing Potential Strategic Acquirer”) on a standalone basis and 27 were strategic acquirers who were potentially interested in acquiring the Business Imaging Division (each a “Business Imaging Potential Strategic Acquirer”). A total of 58 parties, consisting of 33 Potential PE Acquirers, 14 Contract Manufacturing Potential Strategic Acquirers and 11 Business Imaging Potential Strategic Acquirers, each of which executed confidentiality agreements and received an executive summary describing the business of the Company. This summary included financial results of the Company for the twelve-month period ending on May 2012, showing revenue of $107.8 million and adjusted EBITDA of $2.5 million for the Company.

During the week of August 13, 2012, seven parties submitted preliminary indications of interest, including two Potential PE Acquirers, three Contract Manufacturing Potential Strategic Acquirers and two Business Imaging Potential Strategic Acquirers.

On August 27, 2012, the Board met to discuss the ongoing process initiated by Mesirow Financial. At this meeting, the Board took note of the improving financial results of the Company and requested that Mesirow Financial expand the marketing process by re-contacting the previously contacted potential acquirers that had shown interest as well as new potential acquirers, in order to seek the highest possible price in a potential sale.

At the request of the Board, Mesirow Financial expanded the marketing process during September 2012 by contacting an additional 54 prospective acquirers, including 49 Potential PE Acquirers, three Contract Manufacturing Potential Strategic Acquirers and two Business Imaging Potential Strategic Acquirers. As a result, 17 additional parties, which included 15 Potential PE Acquirers, one Contract Manufacturing Potential Strategic Acquirer and one Business Imaging Potential Strategic Acquirer, executed confidentiality agreements and received an executive summary describing the business of the Company. This summary included financial results of the Company for the twelve-month period ending on July 2012, which showed revenue of $108 million and adjusted EBITDA of $2.9 million for the Company.

Between August 2012 and November 2012, Mesirow Financial and the Company’s management conducted ten management presentations, with one additional meeting with a Business Imaging Potential Strategic Acquirer in January 2013. These meetings took place with Griffin Holdings, two other Potential PE Acquirers, five Contract Manufacturing Potential Strategic Acquirers and three Business Imaging Potential Strategic Acquirers. Michael Wheeler represented the Company at the meetings with the Business Imaging Potential Strategic Acquirers, and both James Robinson and Michael Wheeler represented the Company at meetings with Contract Manufacturing Potential Strategic Acquirers and Potential PE Acquirers. John Michaud, Timothy Splittgerber and certain other members of the Company’s management attended portions of these meetings. In addition, William Hornell, Richard Weil and Melanie Caron from Mesirow Financial attended portions of these meetings.

In October 2012, three Potential PE Acquirers and two Business Imaging Potential Strategic Acquirers submitted preliminary indications of interest. The three Potential PE Acquirers consisted of Griffin Holdings, Bidder B and Bidder C. The two Business Imaging Potential Strategic Acquirers consisted of Bidder D and Bidder E. One additional Business Imaging Potential Strategic Acquirer (Bidder F) submitted a preliminary indication of interest in February 2013.

Bidder B submitted its preliminary indication of interest to acquire the entire Company on October 11, 2012. Bidder B’s indication of interest was to acquire the entire Company at a total enterprise value of $24 million, which implied consideration of $3.56 per share, based on the Company’s net debt outstanding on September 30, 2012 of approximately $7.3 million.

Griffin Holdings submitted its preliminary indication of interest on October 12, 2012. Griffin Holdings’ indication of interest was to acquire the assets of the Contract Manufacturing Division of the Company for $28 million. Such indication of interest provided only for the assumption of ordinary course payables and no other liabilities of the Company by Griffin Holdings, and also provided that each party would pay its own expenses. Griffin Holdings’ indication of interest implied consideration of $4.45 per share, based on the Company’s net debt outstanding on September 30, 2012 of approximately $7.3 million.

Bidder C submitted its preliminary indication of interest on October 15, 2012. Bidder C’s indication of interest was to acquire the assets of the Contract Manufacturing Division for $20 million, or $23 million for the entire Company. The $23 million indication of interest for the entire Company implied consideration of $3.34 per share, based on the Company’s net debt outstanding on September 30, 2012 of approximately $7.3 million.

The preliminary indications of interest of Bidder D, Bidder E and Bidder F were to acquire the Business Imaging Division assets and ranged from approximately $1 million to approximately $6 million, prior to reduction from liabilities not assumed. Subsequently, each of Bidder D and Bidder E notified the Company of their decisions not to continue to pursue a potential transaction. Although Bidder F continued to have an interest in acquiring the Business Imaging Division, the Board did not pursue that interest as it believed it could maximize value by selling the Company as a whole and avoid the complexity, timing and closing risks of dealing with two transactions.

On November 26, 2012 the Board met to discuss these indications of interest. Due to the improving financial results of the Company, the Board decided to pursue a remarketing strategy in January 2013 and requested that Mesirow Financial re-contact the previously contacted potential acquirers that had shown interest as well as new potential acquirers, in order to seek the highest possible price in a potential sale.

At the request of the Board, in January 2013, Mesirow Financial conducted a remarketing process during which it re-contacted 23 of the Potential PE Acquirers that were previously contacted. No strategic potential acquirers were contacted at this time because the Company had previously contacted an extensive universe of strategic acquirers who had declined to participate in further discussions for a variety of reasons, including customer concentration and equipment age and capability. Among the materials shared with the Potential PE Acquirers contacted at this time were financial results of the Company for the twelve-month period ending on December 2012, which presented revenue of $109.7 million and adjusted EBITDA of $5.5 million for the Company. Thirteen of these Potential PE Acquirers re-evaluated the opportunity, but no additional indications of interest or management presentations resulted from the remarketing process.

On January 23, 2013, Bidder C notified the Company of its decision to withdraw its original indication of interest submitted on October 15, 2012.

On January 15, 2013, Bidder B sent a non-binding letter of intent directly to the Board. The revised indication of interest was to acquire no less than 50.1% and not more than 85.0% of the pro forma ownership of the Company at a price per share of $5.50. This per share consideration consisted of $4.50 in cash and $1.00 per share retained in common equity value of the Company.

After the January 15, 2013 non-binding letter of intent, Bidder B and the Board entered into negotiations which resulted in a revised term sheet submitted by Bidder B on March 13, 2013. The revised term sheet contemplated a tender offer by Bidder B for 85% of the outstanding shares of the Company at a price of $6.07 per share, including $5.16 in cash and $0.91 in retained equity in the Company. The term sheet also provided for an exclusivity period through the earlier of April 30, 2013, or the date that Bidder B provided notice it no longer was interested in consummating a transaction.

The Board of the Company held a meeting on March 15, 2013 to review and discuss the revised term sheet submitted by Bidder B. At the meeting, it was decided that the proposed transaction should be explored further and the Board authorized the execution of a nonbinding letter of intent with Bidder B. The non-binding letter of intent was executed by the Company on March 15, 2013.

Between March 20, 2013 and March 23, 2013, Bidder B commenced its due diligence review of the Company. On April 10, 2013, Bidder B notified the Company that it was no longer interested in consummating a transaction and terminated its exclusive negotiating rights.

After Bidder B terminated its exclusive negotiating rights, on April 10, 2013, Mesirow Financial re-engaged in discussions with Griffin Holdings. As a result, on April 18, 2013, the Company received a revised preliminary non-binding letter of intent from Griffin Holdings. The revised letter of intent included a proposed acquisition of 100% of the outstanding shares of the Company for a cash price of $6.07 per share, and required that the Company’s outstanding debt would not be in excess of $5.1 million at closing.

On May 3, 2013, Griffin Holdings submitted a further revised non-binding letter of intent. The term sheet attached to the revised non-binding letter of intent included a proposed acquisition of 100% of the outstanding shares of the Company for a cash price of $6.07 per share and required an exclusivity period that would run through July 3, 2013.

Later that day, on May 3, 2013, the Board of the Company held a meeting to review and discuss the revised letter of intent submitted by Griffin Holdings. At the meeting, the Board authorized management to execute the non-binding letter of intent, and the non-binding letter of intent was executed by the Company on the same date.

On May 10, 2013, Griffin Holdings commenced its due diligence review of the Company. The due diligence review included financial, legal, lending, environmental, asset appraisal and other diligence on the Company and continued through June 30, 2013.

On May 16, 2013, James Robinson and John Michaud met with Shahram Shaun Gabayzadeh and certain other employees of Griffin Holdings in Los Angeles to discuss the Company’s business and operations, including potential future commercial and operational opportunities.

During July 2013, the parties negotiated the terms of a definitive merger agreement. During this time, the parties agreed upon certain terms, including termination provisions, termination fees, termination triggers for intentional and unintentional breaches and provisions relating to the limited guarantee to be provided by Griffin Holdings.

On July 10, 2013, the Company and Griffin Holdings agreed to extend the exclusivity period with Griffin Holdings through July 31, 2013. The Company advised Griffin Holdings that the price per Share acceptable to it would increase if a deal could not be finalized by July 31, 2013.

On the evening of July 14, 2013, James Robinson and his wife met socially in Los Angeles with Shahram Shaun Gabayzadeh and certain other employees of Griffin Holdings and their wives. On the following day, James Robinson met with Shahram Shaun Gabayzadeh and certain other employees of Griffin Holdings in Los Angeles to further discuss the Company’s business and operations.

On July 31, 2013, counsel to Griffin Holdings advised the Company’s counsel that Griffin Holdings’ debt financing source determined not to proceed with the financing and that Griffin Holdings intended to pursue alternate sources of financing. Representatives of Griffin Holdings and Mesirow Financial continued to regularly communicate after July 31, 2013.

After the expiration of the exclusivity period with Griffin Holdings on July 31, 2013, the Board asked Mesirow Financial to conduct a fourth round of remarketing of the Company in order to seek the highest possible price in a potential sale. The Company had been generating positive cash flow and its indebtedness had been paid down as of July 31, 2013 to approximately $2.5 million. During this remarketing effort, Mesirow Financial and the Company’s management conducted two more management presentations with one Potential PE Acquirer and one Contract Manufacturing Potential Strategic Acquirer. In attendance at these meetings were James Robinson, John Michaud and Timothy Splittgerber from the Company and William Hornell and Richard Weil from Mesirow Financial. As a result of this remarketing effort, one potential purchaser verbally indicated interest, but required exclusivity and would not provide any indication of potential value.

On October 4, 2013, Bidder B sent Mesirow Financial an updated indication of interest to acquire the entire Company for $5.50 per share; however, Bidder B would require exclusivity, had no committed financing and had previously terminated its interest in acquiring the Company after due diligence.

On October 8, 2013, Shahram Shaun Gabayzadeh, the Manager of Griffin Holdings contacted James Robinson from the Company and Richard Weil, the Managing Director of Mesirow Financial, to inform them that Griffin Holdings had received a draft term sheet from JP Morgan Chase Bank, N.A. subject to completion of due diligence on the Company by JP Morgan Chase Bank, N.A.

Between October 8, 2013 and November 13, 2013, representatives of JP Morgan Chase Bank, N.A. conducted due diligence on the Company. On November 13, 2013, Shahram Shaun Gabayzadeh of Griffin Holdings contacted Richard Weil of Mesirow Financial and informed him that Griffin Holdings had received a draft of a commitment letter from JP Morgan Chase Bank, N.A.

On November 19, 2013, Griffin Holdings, through its counsel, contacted the Company’s counsel to discuss a potential restart of the negotiations. In its contact, counsel to Griffin Holdings stated that Griffin Holdings was willing to proceed with the same price per share of $6.07 that had been included in the non-binding letter of intent executed by the Company on May 3, 2013.

On the same day, counsel to the Company advised counsel to Griffin Holdings that the Company had previously advised that the price would go up to $6.17 per Share if a deal could not get done by July 31, 2013. In this conversation, it was noted that the Company’s indebtedness had been reduced to less than $1.0 million.

Later that evening, on November 19, 2013, counsel to Griffin Holdings advised the Company’s counsel that Griffin Holdings would be unwilling to increase the price per Share.

On November 20, 2013, counsel to the Company advised counsel to Griffin Holdings that if all other terms previously agreed upon would not change and an agreement would be signed promptly, the Company would consider leaving the price unchanged at $6.07 per Share. Counsel to the Company also asked counsel to Griffin Holdings to provide it with a draft of the debt commitment letter from Griffin Holdings’ financing source.

On November 26, 2013, counsel to Griffin Holdings sent a draft of the debt commitment letter from Griffin Holdings’ financing source to the Company’s counsel.

On December 3, 2013, counsel to the Company sent to Griffin Holdings’ counsel a revised draft of the Merger Agreement with a price range of $6.07 to $6.17 per Share.

On December 9, 2013, counsel to Griffin Holding sent back a revised draft of the Merger Agreement. Subsequently, counsel to Griffin Holdings and the Company’s counsel continued negotiating the terms of the limited guarantee, equity commitment letter and debt commitment letter.

On December 13, 2013, counsel to the Company, on behalf of the Company, sent to Griffin Holdings a list of the material issues to be resolved, including the price per share, transaction expenses and certain representations and covenants in the Merger Agreement. The price proposed, given the debt reduction, was $6.17 per Share, which would increase to $6.27 per Share if an agreement was not signed by December 20, 2013.

On December 14, 2013, counsel to Griffin Holdings contacted the Company’s counsel to respond to the December 13, 2013 list of material issues to be resolved. Counsel to Griffin Holdings stated that Griffin Holdings could agree to all required items in the issues list except for the price increase. Counsel to Griffin Holdings added that it was Griffin Holdings’ intention to finalize the Merger Agreement, the limited guarantee, the equity commitment letter, the debt commitment letter and related ancillary documents by December 20, 2013.

Later that day, on December 14, 2013, counsel to the Company contacted counsel to Griffin Holdings to advise that the $6.07 per Share price would be acceptable, but only if an agreement could be signed by December 20, 2013.

Between December 14, 2013 and December 20, 2013, counsel for the Company and Griffin Holdings completed negotiating regarding the Merger Agreement, the limited guarantee, the equity commitment letter, the debt commitment letter and the related ancillary documents.

On December 18, 2013, the Board called a special meeting to discuss a substantially final draft of the Merger Agreement. At this meeting, the Board considered the extensive marketing process that had been conducted, consisting of a total of 227 potential buyers that were contacted by Mesirow Financial. The Board also considered the challenges of remaining independent, including the fact that the Company had declining revenues over a three-fiscal-year period and that the Company was dependent upon two customers for a substantial part of its revenues. The Board weighed the certainty of realizing the proposed value for the Shares in the Offer and the Merger compared to the uncertainty that trading values would equal or exceed the Offer Price in the foreseeable future. The Board also considered the thin trading market for the Shares which provides very little liquidity for stockholders. The Board made the following determinations, subject to satisfactory final negotiations and receipt of the debt financing commitment from Griffin Holdings’ lenders in satisfactory form: (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s stockholders; (ii) determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203 of the DGCL; (iii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) declared advisable the Merger Agreement; and (v) recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and (to the extent necessary) adopt the Merger Agreement.

On December 20, 2013, the Company, Griffin Holdings, Parent and Purchaser finalized and executed the Merger Agreement, the limited guarantee, the equity commitment letter, the debt commitment letter and certain other related documents.

Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management, as well as the Company’s legal and financial advisors. In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents an approximately 19.0% premium to the closing trading price at which the Shares traded on the day the signing of the Merger Agreement was publicly announced;

•	the fact that the Offer Price represents a premium of approximately 17.8% over the 90-day volume-weighted average closing share price for the 90-day period ending immediately before the date of announcement of the Offer, respectively;

•	the fact that the Offer Price represents a premium of approximately 42.8% over the current 52-week-low closing share price, which occurred on December 26, 2012.

•	the fact that the Company had undergone a comprehensive marketing process during which 227 potential acquirers had been contacted and no superior proposal had been received, nor had any other potential acquirer continued to express an interest in acquiring the Shares at a lesser price; and

•	the Board’s belief that, based on the history of the Company’s negotiations with Griffin Holdings, it had obtained Griffin Holdings’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company. The Board took into account that the Company was dependent upon two customers for a substantial part of its revenues. The Board considered that it had no long term contract in place with either of these customers. The Board also considered that the Company had declining revenues over a three-fiscal-year period. The Board weighed the certainty of realizing the proposed value for Shares in the Offer and the Merger compared to the uncertainty that trading values would equal or exceed the Offer Price in the foreseeable future.

•	Strategic Alternatives. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. The Company actively sought proposals from a large group of other potential buyers (as more fully described above in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Background of the Offer”).

•

Opinion of the Company’s Financial Advisor. The Board considered the financial presentation and opinion, subsequently confirmed in the written opinion, dated December 18, 2013, of Mesirow Financial to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $6.07 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than affiliates of the Company, Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below under the caption “— Opinion of the Company’s Financial Advisor.” The Board was aware that Mesirow Financial became entitled to certain fees upon the delivery of its opinion to the Board and will become entitled to additional fees upon consummation of the Merger, as more fully described below in “Item 4. — The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

•	Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of arms’-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of legal and financial advisors.

•	Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

•	Tender Offer Structure. The Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	although the transaction has a financing condition, Parent and Purchaser have a financing commitment from a reputable lender, subject only to customary conditions which are aligned with the conditions to closing in the Merger Agreement;

•	Griffin Holdings’ Equity Commitment Letter and Limited Guarantee provided a reasonable degree of certainty regarding its ability and commitment to close the transaction;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger if financing is available;

•	the Company’s ability under the Merger Agreement to pursue damages of $1.5 million if Parent or Purchaser intentionally breach the Merger Agreement and $750,000 for unintentional breaches or failure of the financing being the cause of a termination of the Merger Agreement; and

•	the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

•

Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, a number of Shares that, together with the Shares owned by Parent, Purchaser or any other subsidiaries of Parent immediately prior to the Acceptance Time (if any), represents at least a majority of the total number of the issued and outstanding Shares immediately prior to the Acceptance Time plus an additional number of Shares up to (but not exceeding) the aggregate number of Shares issuable upon the exercise of all in-the-money options and other rights to acquire Shares that are outstanding immediately prior to the Acceptance Time and that are vested and exercisable or will be vested and exercisable prior to the Effective Time (such condition, the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. At any time before the Acceptance Time, if (i) the Company receives an unsolicited bona fide written Acquisition Proposal (as defined in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” in the Offer to Purchase) that the Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” in the Offer to Purchase), and after the Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Board’s fiduciary duties under applicable laws, the Company may provide confidential information pursuant to a customary confidentiality agreement (on terms no less favorable to the Company than those contained in the existing confidentiality agreement with Griffin Holdings) and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal.

•	Change in Board Recommendation Relating to Intervening Event. In the absence of an Acquisition Proposal and in response to an Intervening Event (as defined in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” in the Offer to Purchase), if the Board determines in good faith, after consultation with its outside counsel and its financial advisor(s), that failure to modify the Company Board Recommendation (as defined in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement” in the Offer to Purchase) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, subject to a three business day notice period that would allow Parent to negotiate with the Company in order to amend the Merger Agreement. If Parent terminates the Merger Agreement as a result of such a modification of the Company Board Recommendation, the Company will have an obligation to pay to Parent a termination fee of $1,500,000.

•	Ability to Accept a Superior Proposal. At any time before the Closing of the Offer, in response to an unsolicited bona fide written Acquisition Proposal from any person that is not withdrawn and that the Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal, the Board may cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate the Merger Agreement to accept such Superior Proposal, subject to a three business day notice period that would allow Parent to negotiate with the Company in order to amend the Merger Agreement. If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $1,500,000. The Company would be required to pay such amount at or prior to the time of such termination.

•	Outside Date. The Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, which is February 28, 2014, allows for sufficient time to consummate the transaction contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time. Furthermore, if the Offer is pending and all Offer Conditions (as defined below) other than the condition requiring no restraining order or injunction or other order preventing the acquisition of or payment for the Shares pursuant to the Offer or preventing consummation of the Merger having been issued, have been satisfied or fulfilled or are capable of being satisfied or fulfilled, then the outside closing date will be automatically extended until June 30, 2014.

•	Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the “Offer Conditions”). However, Purchaser is required to extend the Offer beyond the initial Expiration Time (unless the Merger Agreement has been terminated in accordance with its terms) (i) for up to two successive periods of up to five (5) business days ending no later than the Outside Date if any Offer Conditions have not been satisfied or waived or (ii) for one period of up to 5 (five) business days ending no later than the Outside Date if all Offer Conditions (other than the Minimum Condition) have been satisfied or waived.

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Background of the Offer” and the Board’s determination as to the likely universe of other potential acquirers for a company at this stage of its development, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•	Termination Fees. The Board considered the fact that the Company must pay Parent a termination fee of $1,500,000, if, (i) after the date of the Merger Agreement, a Acquisition Proposal has been publicly made to the Company or made directly to the stockholders of the Company generally, (ii) the Merger Agreement is thereafter terminated by either Parent or the Company in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder and (iii) within one year after such termination, the Company enters into a definitive agreement and consummates the transaction contemplated by such Acquisition Proposal. The Board also considered the fact that the Company would be obligated to pay to Parent a termination fee in the circumstances described above in “Change in Board Recommendation Relating to Intervening Event” and “Ability to Accept a Superior Offer”. The Board also considered the fact that the Company would be obligated to pay Parent a termination fee of $1,500,000 if Parent terminates the Merger Agreement due to the Company’s intentional breach of the Merger Agreement and a termination fee of $750,000 if Parent terminates the Merger Agreement due to the Company’s unintentional breach of the Merger Agreement. The Board determined that these termination fee provisions were reasonable, particularly in light of the extensive market check conducted by the Company. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the

Company to, and to cause its Subsidiaries to, in all material respects, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve substantially intact its current business organization, to keep available the services of its current offices and employees and to preserve its relationships with material customers and others having significant business dealings with it, as more fully described in “Section 11 — The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of the Company” of the Offer to Purchase.

•	Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares.

•	Financing May Not Be Obtained. The Board considered the possibility that Parent and Purchaser may be unable to obtain the debt financing from the lenders under the Debt Commitment Letter, including as a result of the conditions in the Debt Commitment Letter.

•	Offer Price Is Below Book Value. The Board considered the fact that the Offer Price is lower than the book value per Share of the Company.

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company.”

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed by the Company as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 27, 2013 and is incorporated herein by reference.

Intent to Tender.

The directors and executive officers of the Company have informed the Company that they intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer representing approximately 66.78% of the outstanding Shares (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement. The amount of Shares held beneficially by the directors and executive officers of the Company includes the Shares owned of record by Bradford Venture Partners, L.P., as to which they may be deemed to share beneficial ownership due to their having voting and dispositive power over such Shares.

Opinion of the Company’s Financial Advisor.

The Company retained Mesirow Financial to provide the Company with financial advisory services and render a financial opinion in connection with a possible merger, sale or other strategic business combination. The Board selected Mesirow Financial to act as the Company’s financial advisor based on Mesirow Financial’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. On December 18, 2013, Mesirow Financial, rendered an oral opinion to the Board (which was confirmed in writing by delivery of Mesirow Financial’s written opinion dated December 18, 2013), to the effect that, as of December 18, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Mesirow Financial in preparing its opinion, the $6.07 per share to be received in the Offer and the Merger by the holders of Common Stock (other than affiliates of the Company, Parent, Purchaser and their affiliates), was fair to such holders from a financial point of view.

Mesirow Financial’s opinion was directed to the Board and only addressed the fairness from a financial point of view of the $6.07 per share to be received by the holders of the issued and outstanding Shares in the Offer and the Merger (other than affiliates of the Company, Parent, Purchaser and their affiliates), and does not address any other aspect or implication of the Offer or the Merger. The summary of Mesirow Financial’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Mesirow Financial in preparing its opinion. Holders of Shares and other interested parties should read the entire opinion carefully and in its entirety. However, neither Mesirow Financial’s opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute, advice or a recommendation to the Board or any holder of Shares as to whether any holder of Shares should tender such Shares in the Offer, how any such holder should vote at any stockholders’ meeting that may be held in connection with the Merger or whether any such holder should take any other action with respect to the Offer or the Merger.

In connection with this Opinion, Mesirow Financial has, among other things:

1.	reviewed the following agreements and documents:

a.	Draft Agreement and Plan of Merger, dated as of December 16, 2013, by and among Parent, Purchaser and the Company;

b.	Draft Tender and Voting Agreement by and between Parent, Purchaser and undersigned stockholder of the Company, dated as of December 17, 2013;

c.	Draft Equity Commitment Letter from Griffin Holdings, LLC to Purchaser, dated as of December 17, 2013;

d.	Draft Limited Guarantee by Griffin Holdings, LLC in favor of the Company, dated as of December 17, 2013; and

e.	Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State on November 22, 1993;

2.	reviewed certain publicly available business and financial information, including:

a.	the Company’s internal, unaudited financial statements for the fiscal year ended September 30, 2013;

b.	the Company’s Form 10-Q for the quarterly period ended June 30, 2013, filed on August 14, 2013;

c.	the Company’s Form 10-Q for the quarterly period ended March 31, 2013, filed on May 15, 2013;

d.	the Company’s Form 10-Q for the quarterly period ended December 31, 2012, filed on February 14, 2013; and

e.	the Company’s Form 10-K for the fiscal year ended September 30, 2012, filed on December 28, 2012;

3.	reviewed certain information relating to the Company’s historical, current and future operations, financial condition and prospects made available to Mesirow Financial by the Company including (i) historical financial information (and adjustments thereto) for fiscal years 2008 to 2013 and (ii) the Preliminary Projections (as defined below) and the Updated Projections (as defined below);

4.	spoken with certain members of the Company’s management and certain of its representatives and advisors regarding the Company’s business, operations, financial condition and prospects, the Offer, the Merger and related matters;

5.	compared the Company’s financial and operating performance with that of other public companies that Mesirow Financial deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that Mesirow Financial deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for the Shares, and the current and historical market prices of the publicly traded securities of certain other companies that Mesirow Financial deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Mesirow Financial deemed appropriate.

Mesirow Financial relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to Mesirow Financial, discussed with or reviewed by Mesirow Financial, or publicly available, and Mesirow Financial did not assume any responsibility with respect to such data, material and other information. In addition, the Company’s management advised Mesirow Financial, and Mesirow Financial assumed, that the Updated Projections (and adjustments thereto) were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial results and condition, and Mesirow Financial assumes no responsibility for and expresses no opinion with respect to such Updated Projections or the assumptions on which they are based. Mesirow Financial relied upon and assumed, without independent verification, that there was no change in the Company’s business, assets, liabilities, financial condition, results of operations, cash flows or prospects since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Mesirow Financial that would be material to its analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Mesirow Financial incomplete or misleading.

Mesirow Financial relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. Mesirow Financial also relied upon and assumed, without independent verification, that (i) the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Offer, the Merger, or the Company or any expected benefits of the Offer or the Merger that would be material to Mesirow Financial’s analyses or its opinion. In addition, Mesirow Financial relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any respect from the drafts of said documents.

Furthermore, in connection with its opinion, Mesirow Financial was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the Company’s assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) or any other party, nor was Mesirow Financial provided with any such appraisal or evaluation. Mesirow Financial did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Mesirow Financial did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. Mesirow Financial also expressed no opinion as to the price or range of prices at which the Shares will trade at any time.

Mesirow Financial’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mesirow Financial as of the date of its opinion. Mesirow Financial did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Mesirow Financial’s opinion was furnished for the use of the Board (solely in its capacity as such) in connection with its evaluation of the Offer and the Merger. Mesirow Financial’s opinion should not be construed as creating any fiduciary duty on Mesirow Financial’s part to any party. The opinion of Mesirow Financial is not intended to be, and does not constitute, a recommendation to the Board, the Company, any holder of Shares or any other party as to how to act or vote with respect to any matter relating to the Offer or the Merger.

Mesirow Financial was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the Company’s underlying business decision, that of Parent or Purchaser, their respective security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the $6.07 per share to be received by the holders of Shares to the extent expressly specified therein), including, without limitation, the form or structure of the Offer and the Merger or any terms, aspects or implications of any support agreements, standstill agreements or other arrangements, agreements or understandings entered into in connection with the Offer or the Merger or otherwise, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, Parent, Purchaser, or to any other party, except if and only to the extent expressly set forth in the last sentence of Mesirow Financial’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent, Purchaser, or any other party, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company, Parent, Purchaser or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company, Parent, Purchaser, or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration between, amongst or within such classes or groups of security holders (including, without limitation, classes of common stock) or other constituents), (vi) whether or not the Company, Parent, Purchaser, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Purchaser, or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the $6.07 per share to be received by the holders of Shares or otherwise or (ix) the likelihood of consummation of the Offer or the Merger. In rendering its opinion, Mesirow Financial was not requested to, and did not, take into account different classes or attributes of the Company common stock or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Mesirow Financial assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Mesirow Financial relied, with the Company’s consent, on the assessments by the Company and the Company’s advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Parent, Purchaser and the Offer or the Merger or otherwise. Mesirow Financial further assumed that the Company did receive any financial advice or opinion contrary to the opinion it provided. Mesirow Financial’s opinion was approved by a committee of Mesirow Financial in accordance with its customary practice.

In preparing its opinion to the Board, Mesirow Financial performed a variety of analyses, a summary of the material analyses is described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses, is readily susceptible to summary description. Mesirow Financial arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Mesirow Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Mesirow Financial’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Mesirow Financial considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Mesirow Financial’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s business and on the industry generally, industry growth and the absence of any material change in the Company’s financial condition and prospects or the industry or in the markets generally. No company, transaction or business used in Mesirow Financial’s analyses for comparative purposes is identical to the Company, the Offer or the Merger and an evaluation of the results of those analyses is not entirely mathematical. Mesirow Financial believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in these analyses and the implied reference range values indicated by Mesirow Financial’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control. Much of the information used in, and accordingly the results of, Mesirow Financial’s analyses are inherently subject to substantial uncertainty.

Mesirow Financial’s opinion was provided to the Board in connection with its evaluation of the Offer and the Merger and was only one of many factors considered by the Board in evaluating the Offer and the Merger. Neither Mesirow Financial’s opinion nor its analyses were determinative of the $6.07 per share consideration or of the views of the Board or the Company’s management with respect to the Offer, the Merger or the $6.07 per share consideration. The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between the Company and Parent, and the decision for the Company to enter into the Merger Agreement was solely that of the Company’s Board.

The following is a summary of the material analyses reviewed by Mesirow Financial with the Board in connection with Mesirow Financial’s opinion rendered on December 18, 2013. The order of the analyses does not represent relative importance or weight given to those analyses by Mesirow Financial. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Mesirow Financial’s analyses.

For purposes of its analyses, Mesirow Financial reviewed a number of financial and operating metrics, including:

•	Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Revenue

•	Earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-recurring items, or Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using (i) the closing price per share of the Company’s Shares as of December 17, 2013 and the common stock of the selected companies listed below as of December 17, 2013, and (ii) net debt amounts for the Company as indicated in the Company’s internal financial statements for the fiscal year ended September 30, 2013, and for each of the selected companies listed below as indicated in public filings available as of December 17, 2013; transaction values for the target companies derived from the selected transactions analysis listed below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculation of latest twelve-month (“LTM”) Adjusted EBITDA for the Company was as of the fiscal year ended September 30, 2013 (and is set forth as “LTM Adjusted EBITDA” for the fiscal year ended September 30, 2013), and, for each of the selected companies listed below, is based on publicly available information as of December 17, 2013. The calculation of LTM Revenue for the Company was as of the fiscal year ended September 30, 2013 (and is set forth as “LTM Revenue” for the fiscal year ended September 30, 2013), and, for each of the selected companies listed below, is based on publicly available information as of December 17, 2013. Estimates of Adjusted EBITDA for the next fiscal year (“NFY”) for which financial information has not been made public for the Company were based on estimates provided by the Company’s management and were for the fiscal year ending September 30, 2014. Estimates of NFY Adjusted EBITDA for each of the selected companies listed below were based on certain publicly available consensus research analyst estimates for those companies.

Selected Companies Analysis. Mesirow Financial calculated certain multiples of enterprise value based on certain financial data for the Company and those publicly traded companies identified by Mesirow Financial. The calculated multiples included (i) enterprise value as a multiple of LTM Adjusted EBITDA, (ii) enterprise value as a multiple of LTM Revenue, and (iii) enterprise value as a multiple of estimated NFY Adjusted EBITDA. The list of selected companies and the related multiples for such selected companies are set forth below.

•	Albaad Massuot Yitzhak Ltd.

•	Clearwater Paper Corporation

•	Graphic Packaging Holding Company

•	Orchids Paper Products Company

•	Rock-Tenn Company

•	Sonoco Products Co.

•	Suominen Oyj

This analysis indicated the following multiples for the selected companies:

Selected Company Enterprise Value as a Multiple of:	Low	Median	Mean	High
LTM Revenue	0.44x	1.05x	1.07x	2.29x
LTM Adjusted EBITDA	5.7x	8.6x	7.9x	10.1x
NFY EBITDA	6.2x	8.4x	7.9x	9.5x

From this data and based upon their professional judgment, Mesirow Financial selected implied enterprise value reference ranges for the Company using LTM Adjusted EBITDA multiples of 4.0x to 5.0x, LTM Revenue multiples of 0.20x to 0.30x and 2013 NFY Adjusted EBITDA multiples of 4.0x to 5.0x. Mesirow Financial selected these ranges based on a comparison of the Company’s size, estimated growth and profitability, customer concentration, and quality and efficiency of fixed assets as compared to the selected companies. No company used in this analysis was identical to the Company. Mesirow Financial then adjusted these ranges to reflect net debt outstanding and the options proceeds from exercise of in-the-money options, as well as Shares outstanding as of June 30, 2013 (as estimated by the Company’s management using the treasury stock method) to arrive at a per share implied equity reference range. This analysis indicated the following implied per share reference range for the Company, as compared to the per share Offer Price:

Implied Per Share Equity Reference Range for the Company based on LTM Adjusted EBITDA	Implied Per Share Equity Reference Range for the Company based on LTM Revenue	Implied Per Share Equity Reference Range for the Company based on 2014 NFY Adjusted EBITDA	Per Share Offer Price
$6.17 — $7.77	$4.20 — $6.42	$6.76 — $8.51	$6.07

Selected Transactions Analysis. Mesirow Financial calculated certain enterprise value multiples based on the estimated purchase prices paid in the following selected publicly announced transactions (and a few non-public transactions for which Mesirow Financial had proprietary data) from 2008 to 2013. These transactions constituted all relevant transactions during such time period identified by Mesirow Financial, involving both publicly traded and privately held companies, other than those transactions whose terms were not publicly disclosed. No company or transaction utilized in the precedent transactions analysis is identical to the Company, the Offer or the Merger. Mesirow Financial selected such comparable transactions because they shared certain characteristics with the Offer and the Merger. The calculated multiples included transaction value as a multiple of LTM Adjusted EBITDA and LTM Revenue. The list of selected transactions announced from 2008 to 2013, which were valued between $12 million and $3.9 billion, and the related multiples are set forth below.

Announcement Date	Acquiror	Target
09/09/2013	Svenska Cellulosa Aktiebolaget SCA	Vinda International Holdings Limited
06/17/2013	Value Enhancement Partners	Codi International BV(Suominen Oyj)
04/24/2013	Georgia-Pacific LLC	Buckeye Technologies
03/05/2013	Magnum Capital Industrial Partners	Iberchem S.A.
05/14/2013	Acquiror X(1)	Target A(1)
01/13/2013	Li & Fung Limited	Lornamead Group Limited
11/16/2012	Graphic Packaging Holding Company	Contego’s European Food Carton Business
07/03/2012	Albea, Inc.	Rexam PLC, Cosmetics, Toiletries And Household Care Products Business

Announcement Date	Acquiror	Target
07/10/2012	Mondi Group	Nordenia International AG
05/31/2012	Acquiror Y(1)	Target B(1)
02/25/2012	Svenska Cellulosa Aktiebolaget SCA	Everbeauty Corporation
05/09/2012	Albaad USA, Inc.	Tranzonic Companies — HOSPECO Personal Care Division
11/10/2011	Svenska Cellulosa Aktiebolaget SCA	Georgia-Pacific’s European Tissue Operations
10/10/2011	Sonoco Products Co.	Tegrant Corporation
01/23/2011	Rock-Tenn Company	Smurfit-Stone Container Corp.
08/04/2011	Suominen Oyj	Ahlstrom Corporation, Home and Personal Business Area
08/15/2011	Huhtamaki Oyj	Prisma Pack Industria de Filmes Tecnicos e Embalagens Ltda.
10/04/2010	Blackstone Capital Partners V L.P.	Polymer Group, Inc.
01/04/2010	P.H. Glatfelter Co.	Concert Industries Corp.
07/14/2009	Acquiror Z(1)	Target C(1)
12/17/2007	First Quality Enterprises, Inc.	Covidien’s Retail Products Business
01/01/2008	Rock-Tenn Company	Southern Container Corp.

(1)	Mesirow Financial non-public, proprietary information.

This analysis indicated the following multiples for the selected transactions:

Metric:	Low	Median	Mean	High
LTM Revenue	0.19x	0.75x	0.93x	2.03x
LTM Adjusted EBITDA	3.7x	6.7x	7.2x	13.8x

From this data and based upon their professional judgment, Mesirow Financial selected implied transaction values reference ranges for the Company using LTM Revenue multiples of 0.25x to 0.35x and LTM Adjusted EBITDA multiples of 4.5x to 5.5x. Mesirow Financial selected these ranges based on a comparison of the Company’s size, estimated growth and profitability, customer concentration, and quality and efficiency of fixed assets as compared to the target companies subject to the selected transactions. Mesirow Financial then adjusted these ranges to reflect net debt outstanding and the options proceeds from exercise of in-the-money options, each as described above, as well as Shares outstanding as of June 30, 2013 (as estimated by the Company’s management using the treasury stock method) to arrive at a per share implied equity reference range. This analysis indicated the following per share reference range for the Company, as compared to the per Share Offer Price:

Implied Per Share Equity Reference Range for the Company based on LTM Revenue	Implied Per Share Equity Reference Range for the Company based on LTM Adjusted EBITDA	Per Share Offer Price
$5.31 — $7.53	$6.97 — $8.57	$6.07

Other Factors

Historical Implied Premiums and Multiples Analysis. Mesirow Financial analyzed the implied premiums based on the consideration of $6.07 per share of Common Stock as compared to the following:

•	the closing price of the Shares on December 17, 2013;

•	the closing price of the Shares one-day prior to December 17, 2013;

•	the average closing price of the Shares for the five-day trading prior to December 17, 2013;

•	the average closing price of the Shares for the 10-day trading prior to December 17, 2013;

•	the average closing price of the Shares for the one-month trading prior to December 17, 2013;

•	the average closing price of Shares for the three-month trading prior to December 17, 2013;

•	the volume-weighted average price, or VWAP, of the Shares for the three-month period ended on December 17, 2013;

•	the average closing price of the Shares for the six-month trading prior to December 17, 2013;

•	the average closing price of the Shares for the one-year trading prior to December 17, 2013;

•	the 52-week high intraday trading price of the Shares ending on December 17, 2013.

•	the 52-week low intraday trading price of the Shares ending on December 17, 2013.

•	the closing price of the Shares on May 3, 2013, which was the date on which Parent submitted its preliminary nonbinding letter of interest to acquire all of the outstanding Shares at a price of $6.07 per share;

The results of this analysis are summarized in the following table:

Trading Period Prior to December 17, 2013	Average Common Stock Closing Stock Price	Implied Premium of Per Share Offer Price over Average Closing Stock Price of Common Stock
December 17, 2013	$5.05	20.2%
One-day	$5.00	21.4%
Five-day	$5.01	21.2%
10-day	$5.03	20.7%
One-month	$5.09	19.3%
Three-month	$5.16	17.6%
Three-month VWAP	$5.15	17.8%
Six-month	$5.55	9.3%
One-year	$5.34	13.7%
52-week high	$6.99	(13.2%)
52-week low	$4.20	44.5%
May 3, 2013	$4.82	26.0%

Mesirow Financial also analyzed the implied multiple of the Company’s enterprise value (or short- and long-term debt plus market value of common equity, minus cash and cash equivalents) to LTM Revenue, NFY Revenue, LTM Adjusted EBITDA, and NFY Adjusted EBITDA, based on the consideration of $6.07 per Share. The results of this analysis are summarized below:

Multiple Analysis	Consideration of $6.07 Per Share
Enterprise Value/LTM Revenue	0.28x
Enterprise Value/NFY Revenue	0.28x
Enterprise Value/LTM Adjusted EBITDA	3.9x
Enterprise Value/NFY Adjusted EBITDA	3.6x

Historical Share Price Analysis. To illustrate the trend in the historical trading prices of the Shares, Mesirow Financial considered historical data with regard to the trading prices of the Shares for the period from December 17, 2012 to December 17, 2013. Mesirow Financial noted that during such period, the intraday trading price of the Shares ranged from $4.20 to $6.99.

Discounted Cash Flow Analysis. Mesirow Financial did not perform a discounted cash flow analysis in connection with this opinion because the Updated Projections did not extend the necessary duration to provide a reasonable basis to perform a discounted cash flow analysis.

Liquidation Analysis. Mesirow Financial did not perform a liquidation analysis in connection with this opinion.

Process Overview. Mesirow Financial performed a broad marketing process, contacting 227 prospective buyers since the commencement of a marketing process in July 2012 through November 2013. Of the 227 parties contacted, 13 attended management meetings and six ultimately submitted preliminary indications of interest to acquire the Company.

Other Matters

In the ordinary course of business, certain of Mesirow Financial’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Purchaser or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

Mesirow Financial and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to the Company and one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with Bradford (collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, “Bradford Partners”), which collectively directly or indirectly own a significant interest in the Company, for which Mesirow Financial and its affiliates have received, and may receive, compensation, including, among other things, having provided valuation and transaction advisory services to the Company and Bradford Partners. Mesirow Financial and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent, Purchaser, Bradford Partners, other participants in the Offer or the Merger or certain of their respective affiliates or security holders in the future, for which Mesirow Financial and its affiliates may receive compensation. In addition, certain affiliates of Mesirow Financial and certain of their respective employees may have committed in the past or future to invest in private equity or other investment funds managed or advised by Bradford Partners, other participants in the Offer or the Merger or certain of their respective affiliates, and in portfolio companies of such funds, and may co-invest with Bradford Partners, other participants in the Offer or the Merger or certain of their respective affiliates or security holders. To Mesirow Financial’s knowledge, Mesirow Financial does not currently have any investment in any funds directly managed by Bradford Partners. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Mesirow Financial and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Purchaser, Bradford Partners, other participants in the Offer or the Merger or certain of their respective affiliates or security holders, for which advice and services Mesirow Financial and its affiliates have received and may receive compensation.

Notwithstanding the foregoing, other than as described above, Mesirow Financial has not provided investment banking, financial advisory or other financial services to the Company or any of its affiliates during the past two years in connection with which it would be entitled to any material compensation

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Mesirow Financial in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

The Company has agreed to pay Mesirow Financial for its financial advisory services to the Company in connection with the Offer and the Merger an aggregate fee based on the ultimate value of the Offer and the

Merger, which fee was estimated at the signing of the Merger Agreement to be approximately $407,870, $25,000 of which was paid as a retainer, $25,000 was payable upon delivery of Mesirow Financial’s opinion and approximately $357,870 of such fee is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Mesirow Financial for its expenses, including fees and expenses of legal counsel, and to indemnify Mesirow Financial and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not properly tendered into the Offer and have not voted in favor of adoption of the Merger Agreement, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation. The notice will inform the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the effective date of the merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO HOLDERS OF SHARES IF THE MERGER IS COMPLETED. HOLDERS OF SHARES WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH HOLDERS OF SHARES HAVE TO TAKE ANY ACTION RELATING THERETO.

HOLDERS OF SHARES WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex B hereto and hereby incorporated herein by reference.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. None of Griffin Holdings, Parent or Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL and in accordance with the provisions of Section 203 of the DGCL, the Board has approved the Merger Agreement and the transactions described therein, including the Offer and the Merger for purposes of Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Stockholder Approval Not Required.

None of Griffin Holdings, Parent or Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC on December 31, 2013.

Certain Litigation.

The Company is not aware of any pending legal proceeding relating to the Offer.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation payable to ours named executive officers.

Pursuant to the terms of the applicable stock option plans, all unvested stock options held by each named executive officer will become fully vested immediately upon the Effective Time. In addition, the terms of the Merger Agreement provide that immediately prior to the Effective Time, each such stock option will automatically be cancelled in exchange for the right to receive in cash the excess, if any, of the Offer Price over the exercise price of such option immediately prior to the Effective Time. In the event that the exercise price of an option is equal to or greater than the Offer Price, such option shall be cancelled for no consideration as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company — Effect of the Merger Agreement on Equity Awards.”

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the employment agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company — Employment Agreements.” These severance payments and benefits are payable in the event of a termination of employment by the Company without “cause” or in the event that the employment agreements are not renewed by the Company at the end of the initial term or any renewal term then in effect upon receipt of ninety days prior notice. Provision of these severance payments is conditioned upon the execution of a release of claims in favor of the Company. Pursuant to their employment agreements with the Company, each of our named executive officers is subject to certain non-competition restrictions during the severance period and for one year thereafter and confidentiality obligations for an indefinite period.

The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation, assume the following:

•	the Acceptance Time and the Effective Time each occur on February 7, 2014;

•	each named executive officer’s employment, other than Michael B. Wheeler’s, is terminated by the Company without “cause” immediately following the Effective Time; and

•	the Merger Consideration is $6.07 per Share.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described above and elsewhere in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Other ($)	Total ($)(3)(4)
James F. Robinson	220,000	87,860	0	307,860
Michael B. Wheeler	165,931	66,290	0	232,221
Tim Splittgerber	85,000	0	0	85,000

(1)	With respect to Mr. Robinson, the amounts reported in this column represent one year of Mr. Robinson’s base salary ($220,000). With respect to Mr. Wheeler, the amounts reported in this column include payments of five months of Mr. Wheeler’s (i) base salary ($84,375), (ii) bonus entitlement ($72,318), (iii) life insurance coverage ($238), (iv) car allowance ($4,000) and (v) health insurance stipend ($5,000). With respect to Mr. Splittgerber, the amounts reported in this column represent six months of Mr. Splittgerber’s base salary ($85,000). These severance amounts will be paid in accordance with the Company’s normal payroll policy. All amounts reported in this column are attributable to a single trigger arrangement and are payable only in the event that the executive’s employment is terminated without “cause” or in the event that such executive’s employment agreement is not renewed by the Company at the end of the initial term or any renewal term then in effect upon receipt of ninety days prior notice, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company — Employment Agreements.”
(2)	With respect to Mr. Robinson, the amounts reported in this column represent (x) payments in cancellation of vested Company Stock Options ($44,473) and (y) payments in cancellation of unvested Company Stock Options that will become vested in connection with the Offer and Merger ($43,387). With respect to Mr. Wheeler, the amounts reported in this column represent (x) payments in cancellation of vested Company Stock Options ($43,872) and (y) payments in cancellation of unvested Company Stock Options that will become vested in connection with the Offer and Merger ($22,418). All amounts reported in this column are attributable to a single trigger arrangement (i.e. the change in control). Pursuant to the terms of the applicable stock option plans, all unvested Company Stock Options will become fully vested immediately prior to the Effective Time, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company — Effect of the Merger Agreement on Equity Awards.”
(3)	With respect to Mr. Robinson, all $287,860 are attributable to single trigger arrangements (as described in footnotes 1 and 2). With respect to Mr. Wheeler, all $232,221 are attributable to single trigger arrangements (as described in footnotes 1 and 2). With respect to Mr. Splittgerber, all $85,000 are attributable to single trigger arrangements (as described in footnote 1).
(4)	The Company intends to pay bonuses aggregating $150,000 to certain current members of senior management in amounts to be allocated by the Compensation Committee prior to the Effective Time. Such amounts have not yet been allocated to any of the individuals set forth above, and therefore are not included in the table above.

Certain Management Financial Projections.

The Company’s management prepared non-GAAP financial projections for fiscal years 2013 and 2014 on November 6, 2013 (the “Preliminary Projections”) and November 30, 2013 (the “Updated Projections”). The Preliminary Projections were prepared by the Company’s management as part of the initial annual budget process. These projections were provided to Mesirow Financial and Griffin Holdings. The Updated Projections were generally updated, including to reflect the actual October 2013 results of operations and to correct an error that had been made in the Preliminary Projections that had double counted approximately $2 million of revenue. The Updated Projections were also provided to Mesirow Financial and Griffin Holdings.

The information set forth below is included solely to give the Company’s stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to tender its Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants (AICPA) for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the financial projections reflect actual future trends.

The Company’s management based the financial projections on certain proprietary assumptions about new contract awards, the mix of products and revenue from new customers.

The financial projections reflect subjective judgment in most respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under Item 8. Additional Information — Cautionary Statement Regarding Forward-Looking Statements. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company or its representatives then considered, or now considers, such financial projections to be material information of the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such forecasts. None of the Company, Parent, Purchaser or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections were prepared based on the Company’s continued operation as a stand-alone company. They do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger or the effect of any failure of the Offer or the Merger to be consummated. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The Preliminary Projections and the Updated Projections were prepared based on information available at the time such projections were prepared, using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Preliminary

Projections and the Updated Projections involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the ability to increase production to meet anticipated demand, all of which are difficult to predict. The Preliminary Projections and the Updated Projections also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Preliminary Projections and the Updated Projections constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Preliminary Projections and the Updated Projections will be achieved, and actual results may materially differ.

The following tables include the projections of estimated reported net sales, gross profit, adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), Adjusted EBIT (Earnings Before Interest and Taxes) and adjusted pre-tax income for fiscal years 2013 and 2014:

Preliminary Projections:

$ in thousands	Fiscal Year Ended 2013 $ in thousands	Fiscal Year Ending 2014 $ in thousands
Reported Net Sales	$99,288	$102,610
Net Sales Growth %	(7.7%)	(4.1%)
Less: Cost of Goods Sold	(89,976)	(92,042)
Gross Profit	9,311	10,568
Gross Margin %	9.4%	10.3%
Less: Selling, General and Administrative Expense	(6,188)	(5,465)
Add: Gain on Asset Sales	16	0
Add: Depreciation & Amortization	2,837	3,023
Add: Total Adjustments	291	0
Adjusted EBITDA	$6,268	$8,126
EBITDA Margin %	6.3%	7.9%
Less: Depreciation & Amortization	(2,837)	(3,023)
Adjusted EBIT	$3,430	$5,103
EBIT Margin %	3.5%	5.0%
Less: Interest Expense, Net	(164)	NA
Adjusted Pre-Tax Income	$3,267	NA
Pre-Tax Income Margin %	3.3%	NA

Assumptions in preparing the Preliminary Projections:

•	a sales increase 3.3% over the sales for the fiscal year ended September 30, 2013, with $8.1 million of the increase in sales sourced from new customers;

•	a 1.5% decrease in direct labor costs and a 4.5% decrease in indirect labor costs below such labor costs for the fiscal year ended September 30, 2013;

•	a 13.7% increase in the Gross Profit margin; and

•	Selling, General and Administrative Expenses at 91% of the amount for the fiscal year ended September 30, 2013.

Updated Projections

$ in thousands	Fiscal Year Ended 2013 $ in thousands	Fiscal Year Ending 2014 $ in thousands
Reported Net Sales	$99,288	$100,639
Net Sales Growth %	(7.7%)	1.4%
Less: Cost of Goods Sold	(89,976)	(90,674)
Gross Profit	9,311	9,965
Gross Margin %	9.4%	9.9%
Less: Selling, General and Administrative Expense	(6,188)	(5,427)
Add: Gain on Asset Sales	16	0
Add: Depreciation & Amortization	2,837	2,765
Add: Total Adjustments	291	524
Adjusted EBITDA	$6,268	$7,827
EBITDA Margin %	6.3%	7.8%
Less: Depreciation & Amortization	(2,837)	(2,765)
Adjusted EBIT	$3,430	$5,026
EBIT Margin %	3.5%	5.0%
Less: Interest Expense, Net	(164)	(35)
Adjusted Pre-Tax Income	$3,267	$5,027
Pre-Tax Income Margin %	3.3%	5.0%

The Updated Projections were generally updated, including to reflect the actual October 2013 results of operations and to correct an error that had been made in the Preliminary Projections that had double counted approximately $2 million of revenue.

Assumptions in preparing the Updated Projections:

•	a sales increase 1.4% over the sales for the fiscal year ended September 30, 2013, with $6.9 million of the increase in sales sourced from new customers;

•	a 3% decrease in direct labor costs and a 10% decrease in indirect labor costs below such labor costs for the fiscal year ended September 30, 2013;

•	a 7% increase in the Gross Profit margin; and

•	Selling, General and Administrative Expenses at 90.5% of the amount for the fiscal year ended September 30, 2013.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains forward-looking statements that involve substantial risks and uncertainties. When used in this Schedule 14D-9, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Further, all statements, other than historical facts included in this report, including statements regarding management’s financial projections; the timing and the closing of the tender offer and merger transactions; the ability of Parent to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward looking statements. These intentions, expectations, or results may not be achieved in the future and various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived; that there is a material adverse change to the business, financial condition, covered assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole or that would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein, in the Schedule TO filed with the SEC by Purchaser and in time in the companies’ periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. All of the materials related to the Offer (and all other Offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.tufco.com. These website addresses are not intended to function as hyperlinks, and the information contained on the Company’s website and on the SEC’s website is not incorporated by reference in this Schedule 14D-9 and you should not consider it a part of this Schedule 14D-9.

There may be events in the future that the companies are unable to predict accurately, or over which they have no control. The Company’s business, financial condition, results of operations and prospects may change. The Company may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. The Company qualifies all of the information contained in this report, and particularly these forward-looking statements, by these cautionary statements. In addition, the Company notes that the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with a tender offer.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 9, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Packers Acquisition Sub, Inc. and Tufco Holdings, LLC on January 9, 2014 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter From the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Press Release of Tufco Technologies, Inc., dated December 20, 2013 (incorporated by reference to the Tufco Technologies, Inc. Schedule 14D-9 filed on December 23, 2013).

(a)(7)	Summary Advertisement, published January 9, 2014 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2013 among Tufco Technologies, Inc., Packers Acquisition Sub, Inc. and Tufco Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Tufco Technologies, Inc. Current Report on Form 8-K filed on December 27, 2013).

(e)(2)	Tender and Voting Agreement, dated as December 20, 2013, by and among Packers Acquisition Sub, Inc., Tufco Holdings, LLC, Tufco Technologies, Inc. and Bradford Venture Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Tufco Technologies, Inc. Current Report on Form 8-K filed on December 27, 2013).

(e)(3)	Confidentiality Agreement, dated as of May 9, 2012, by and between Griffin Holdings, LLC and Mesirow Financial, Inc. on behalf of Tufco Technologies, Inc., as amended by that certain letter agreement by and among Griffin Holdings, LLC, Tufco Technologies, Inc. and Mesirow Financial, Inc., dated as of January 6, 2014 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Restated Certificate of Incorporation of Tufco Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement as filed with the Securities and Exchange Commission on December 16, 1992).

(e)(5)	Bylaws of Tufco Technologies, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement as filed with the Securities and Exchange Commission on December 16, 1992).

(e)(6)	Amended and Restated Consulting Agreement with Bradford Investment Partners, L.P. (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995).

(e)(7)	Termination Agreement, dated as of December 20, 2013, by and among Tufco Technologies, Inc., Bradford Investment Partners, L.P. and Bradford Ventures Ltd.

(e)(8)	1992 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement as filed with the Commission on December 16, 1992).

(e)(9)	1993 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.19 to the Company’s Amendment No. 1 to the Registration Statement as filed with the Commission on November 23, 1993).

(e)(10)	2003 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the period ended September 30, 2003).

(e)(11)	2004 Non-Employee Director Stock Option Plan (incorporated by reference to the Company’s definitive proxy statement filed on January 29, 2004).

(e)(12)	Form of Indemnity Agreement

(e)(13)	Employment Agreement, dated May 31, 2011, by and between Tufco Technologies, Inc. and James F. Robinson (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on May 31, 2011).

(e)(14)	Employment Agreement, effective as of March 27, 2002, by and between Tufco Technologies, Inc. and Michael B. Wheeler (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K/A Amendment No. 1 for the period ended September 30, 2011).

(e)(15)	Employment Agreement, dated October 1, 2013, by and between Tufco Technologies, Inc. and Tim Splittgerber (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 30, 2013).

Annex A — Opinion of Mesirow Financial Inc., dated December 18, 2013

Annex B — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

TUFCO TECHNOLOGIES, INC.

Dated: January 9, 2014	By:	/s/ James F. Robinson
	Name:	James F. Robinson
	Title:	President and Chief Executive Officer

ANNEX A

December 18, 2013

Tufco Technologies, Inc.

3161 South Ridge Road

Green Bay, Wisconsin 54305-3500

Attn: Board of Directors

Dear Board of Directors:

We understand that Tufco Holdings, LLC (the “Acquiror”), Packers Acquisition Sub, Inc. (“Sub”), a wholly-owned subsidiary of the Acquiror, and Tufco Technologies, Inc. (the “Company”), propose to enter into the Agreement (as defined below) pursuant to which, among other things, (a) Sub will initiate a cash tender offer to purchase all issued and outstanding shares of common stock (“Company Common Stock”), of the Company (such tender offer, the “Offer”) at a price of $6.07 per share, net to holder in cash (the “Offer Price”), and (b) following the consummation of the Offer or otherwise in accordance with the Agreement, Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Transaction, each issued and outstanding share of Company Common Stock will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration” and, together with the Offer Price, the “Consideration”). The summary of the Transaction set forth above is qualified in its entirety by the terms of the Agreement.

The Board of Directors of the Company (the “Board”) has requested that Mesirow Financial, Inc. (“Mesirow Financial”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received in the Transaction by the holders of Company Common Stock (other than affiliates of the Company, Acquiror, Sub and their affiliates) is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft Agreement and Plan of Merger, dated as of December 16, 2013, by and among the Acquiror, Sub and the Company (the “Agreement”);

b.	Draft Tender and Voting Agreement by and between Acquiror, Sub and undersigned stockholder of the Company, dated as of December 17, 2013;

c.	Draft Equity Commitment Letter from Griffin Holdings, LLC to Sub, dated as of December 17, 2013;

d.	Draft Limited Guarantee by Griffin Holdings, LLC in favor of the Company, dated as of December 17, 2013; and

e.	Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State on November 22, 1993;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including:

a.	the Company’s internal, unaudited financial statements for the fiscal year ended September 30, 2013;

b.	the Company’s Form 10-Q for the quarterly period ended June 30, 2013, filed on August 14, 2013;

c.	the Company’s Form 10-Q for the quarterly period ended December 31, 2012, filed on February 14, 2013; and

d.	the Company’s Form 10-K for the fiscal year ended September 30, 2012, filed on December 28, 2012;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (i) historical financial information (and adjustments thereto) of the Company for fiscal years 2008 to 2013 and (ii) financial projections relating to the Company for the fiscal year ending 2014, dated November 30, 2013 (the “Projections”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Company Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we assume no responsibility for and express no opinion with respect to such Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the such agreements and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, or the Company or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. We are also not expressing any opinion as to the price or range of prices at which Company Common Stock will trade at any time.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events or circumstances occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (solely in its capacity as such) in connection with its evaluation of the Transaction. This Opinion should not be construed as creating any fiduciary duty on Mesirow Financial’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Mesirow Financial and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to the Company and one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with Bradford Venture Partners LP (“Bradford Venture”, collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, “Bradford Partners”), which we understand collectively directly or indirectly own a significant interest in the Company, for which Mesirow Financial and its affiliates have received, and may receive, compensation, including, among other things, having provided valuation and transaction advisory services to the Company and Bradford Partners. Mesirow Financial and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, Bradford Partners, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Mesirow Financial and its affiliates may receive compensation. In addition, Mesirow Financial and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Bradford Partners, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with Bradford Partners, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Mesirow Financial and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, Bradford Partners, other participants in the

Transaction or certain of their respective affiliates or security holders, for which advice and services Mesirow Financial and its affiliates have received and may receive compensation.

Mesirow Financial has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any support agreement, standstill agreement, shareholder agreement or other arrangements, agreements or understandings entered into in connection with the Transaction or otherwise, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s, the Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration between, amongst or within such classes or groups of security holders (including, without limitation, classes of Company Common Stock) or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise or (ix) the likelihood of consummation of the Transaction. In rendering this Opinion, we have not been requested to, and did not, take into account different classes or attributes of Company Common Stock or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction or otherwise. We have further assumed that you have not received any financial advice or opinion contrary to the Opinion. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Company Common Stock (other than affiliates of the Company, Acquiror, Sub and their affiliates), is fair to such holders from a financial point of view.

Very truly yours,

/s/ Mesirow Financial, Inc.

MESIROW FINANCIAL, INC.

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4